UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In December 2020, Sanofi issued the press releases attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated December 11, 2020: Sanofi and GSK announce a delay in their adjuvanted recombinant protein-based COVID-19 vaccine program to improve immune response in the elderly

Exhibit 99.2	Press release dated December 9, 2020: Sanofi pioneers sustainable finance in the pharmaceutical industry with the signing of its two first sustainability-linked revolving credit facilities

Exhibit 99.3	Press release dated December 9, 2020: Sanofi and Kiadis satisfy competition condition related to the tender offer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated December 11, 2020: Sanofi and GSK announce a delay in their adjuvanted recombinant protein-based COVID-19 vaccine program to improve immune response in the elderly

Exhibit 99.2	Press release dated December 9, 2020: Sanofi pioneers sustainable finance in the pharmaceutical industry with the signing of its two first sustainability-linked revolving credit facilities

Exhibit 99.3	Press release dated December 9, 2020: Sanofi and Kiadis satisfy competition condition related to the tender offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2020	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and
Capital Markets

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